UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OFFERPAD SOLUTIONS INC.

(Name of Issuer)

Class A common stock, $0.0001 par value

(Title of Class of Securities)

67623L109

(CUSIP Number)

Greg L. Smith

Vice President, Deputy General Counsel and Secretary

First American Financial Corporation

1 First American Way

Santa Ana, California 92707

(714) 250-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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(1)	Names of reporting persons First American Financial Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power 32,138,883
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 32,138,883
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 32,138,883
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.4%(1)
(14)	Type of reporting person (see instructions) CO

(1) Based upon the information provided by Offerpad Solutions Inc. (the “Issuer”) in a current report on Form 8-K filed on September 7, 2021 there are 223,528,935 shares outstanding of Class A common stock as of September 1, 2021.

SCHEDULE 13D

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Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to the shares of Class A common stock, $0.0001 par value (the “Shares”), of Offerpad Solutions Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 2150 E. German Road, Suite 1, Chandler, Arizona 85286.

Item 2. Identity and Background.

This Schedule is being filed by First American Financial Corporation, a Delaware corporation (the “Reporting Person”). The Reporting Person is a holding company that, through its operating subsidiaries, is primarily engaged in the business of providing title insurance, settlement services and other financial services and risk solutions. The address of the Reporting Person’s principal business and its principal office is 1 First American Way, Santa Ana, California 92707.

(a) – (c)	Not applicable.
(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.
(e)

Other than as describe here, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.  As detailed in a current report on Form 8-K filed by the Reporting Person with the SEC on June 15, 2021, the Reporting Person reached a settlement with the Securities and Exchange Commission (“SEC”) in connection with a previously disclosed information security incident that occurred during the second quarter of 2019.  Under the terms of the settlement, which resolves the matter, the Reporting Person consented to the entry of an order finding a violation of Rule 13a-15 of the Securities Exchange Act of 1934, which requires issuers of registered securities to maintain effective disclosure controls.  No other violations of the securities laws were alleged in the order.  The order required the Reporting Person to pay a civil penalty of $487,616 and to cease and desist from committing or causing any violations of Rule 13a-15.  The Reporting Person neither admits nor denies the findings in the order, other than with respect to the SEC’s jurisdiction.

(f)	Not applicable.

The name and, to the knowledge of the Reporting Person, the current principal occupation or employment of each director or executive officer of the Reporting Person is set forth in the Reporting Person’s most recent proxy statement filed with the SEC on March 31, 2021.  To the knowledge of the Reporting Person, no disclosures are required in response to Items 2(d) or 2(e) with respect to any director or executive officer of the Reporting Person.  The business address for each executive officer and director is 1 First American Way, Santa Ana, California 92707.  To the knowledge of the Reporting Person, each executive officer and director is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

As reported in the Reporting Person’s quarterly report on Form 10-Q for the quarter ending June 30, 2021, the Reporting Person previously invested approximately $85.0 million in OfferPad, Inc.  On September 1, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of March 17, 2021, by and among the Issuer, Orchids Merger Sub LLC (“Merger Sub”) and OfferPad, Inc., Merger Sub merged with and into OfferPad, Inc. with OfferPad, Inc. surviving as a wholly owned subsidiary of Supernova Partners Acquisition Company, Inc., which then changed its name to Offerpad Solutions Inc. (the “Merger”). The Shares reported herein as beneficially owned by the Reporting Person were issued in connection with the consummation of the Merger.

Item 4. Purpose of Transaction.

The information contained in Items 3 and 6 is incorporated in its entirety into this Item 4.

The Reporting Person has acquired, and holds, the Shares reported herein for investment purposes .  The Reporting Person intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, strategy, results of operations and prospects; general economic and industry conditions; the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time.  From time to time, the Reporting Person may engage in discussions with management

SCHEDULE 13D

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and/or the Board of Directors of the Issuer and other holders of the Shares concerning the business and future plans of the Issuer generally, including with respect to transactions involving the Issuer, the Reporting Person and/or their affiliates.  If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, it may acquire, directly or indirectly, Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Person may dispose of some or all of the Shares it currently owns either in the open market or in privately negotiated transactions.  Kenneth D. DeGiorgio, president of the Reporting Person, currently serves as a director of the Issuer.

Except as described above, the Reporting Person currently does not have any plan or proposal relating to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)

As of September 1, 2021, the Reporting Person owned beneficially 32,138,883 Shares, representing 14.4% of the Shares based on 223,528,935 Shares outstanding as of September 1, 2021 as reported in the current report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 7, 2021.

(b)

The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, the Shares beneficially owned by the Reporting Person and reported in this Schedule 13D.

(c)

The information contained in Item 3 of this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, the Reporting Person has not effected any transaction in the Issuer’s Shares during the past 60 days.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On September 1, 2021, in connection with the consummation of the Merger, the Issuer, Supernova Partners LLC, certain affiliates of Supernova Partners LLC, the Reporting Person and certain other former stockholders of OfferPad, Inc. entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of the Issuer’s Class A common stock and other equity securities of the Issuer that are held by the parties thereto from time to time.  The Registration Rights Agreement will terminate on the earlier of (i) the five year anniversary of the date of the Registration Rights Agreement or (ii) with respect to any Holder (as defined therein), on the date that such Holder no longer holds any Registrable Securities (as defined therein).

Lock-Up of Shares

The Reporting Person is bound by the transfer restrictions set forth in Section 7.12 of the Issuer’s bylaws (the “Bylaws”) locking-up certain Shares beneficially owned by the Reporting Person immediately following the closing of the Merger (the “Lock-Up Shares”) during the period of 180 days after the closing of the Merger, in each case, subject to limited exceptions as set forth in the Bylaws, including (x) with respect to 33% of the Lock-Up Shares if the closing price of the Shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days following the closing of the Merger and (y) with respect to an additional 50% of the Lock-Up Shares if the closing price of the Shares equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days following the closing of the Merger.

The foregoing descriptions of the Registration Rights Agreement and the lock-up restrictions are qualified in their entirety by reference to the full text of such agreement and restrictions, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by this reference.

SCHEDULE 13D

CUSIP No. 67623L109	Page 5 of 3

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Amended and Restated Registration Rights Agreement, dated September 1, 2021 (incorporated by reference to Exhibit 10.7 to the Issuer’s current report on Form 8-K filed on September 7, 2021).
2	Bylaws of the Issuer (incorporated by reference to Exhibit 3.4 to the Issuer’s Registration Statement on Form S-4 (File No. 333-255079) filed on August 9, 2021).

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	September 10, 2021	Signature:	/s/ Mark E. Seaton
		Name:	Mark E. Seaton
		Title:	Executive Vice President, Chief Financial Officer